Exhibit 99.1

Press Release
Your Contact:
Corinne Hoff Aventis Global Media Relations Tel: +33(0)3 88 99 19 16 Corinne.Hoff@aventis.com	Jason Ford Aventis Global Product Communications Tel.: +1 908 231 38 50 Jason.Ford@aventis.com

Aventis and Genta Announce FDA Acceptance and Priority Review of New Drug Application for Genasense™ in Advanced Melanoma

First Drug to Target Cancer Cell Death Pathway Comprises First NDA for Systemic Antisense

        Strasbourg, France and Berkeley Heights, NJ, February 6, 2004—Aventis and Genta (Nasdaq: GNTA) today announced that the U.S. Food and Drug Administration (FDA) has accepted the New Drug Application (NDA) for Genasense™ (oblimersen sodium), the first systemic antisense therapy for cancer. The NDA proposes the use of Genasense in combination with dacarbazine for the treatment of patients with advanced melanoma who have not previously received chemotherapy. In addition, the FDA granted Priority Review status to the application, which targets an agency action on or before June 8, 2004.

        "The FDA's decision to grant Genasense a priority review underscores the urgent and significant unmet need for an effective therapy for patients with advanced melanoma. Aventis and Genta are committed to developing and bringing Genasense to market to meet this need," said Frank Douglas, M.D., Executive Vice President of Drug Innovation and Approval, and a Member of the Board of Management at Aventis.

        "This New Drug Application represents the first clinical indication for a drug that promotes chemotherapy-induced apoptosis, the first systemic use of an antisense therapy, as well as the first new drug for patients with advanced melanoma in almost 30 years," said Loretta M. Itri, M.D., Genta's President, Pharmaceutical Development, and Chief Medical Officer. "During the review period, we will work closely with the FDA as we seek regulatory approval for this potential new treatment option for patients with advanced melanoma."

About Genasense

        Genasense inhibits production of Bcl-2, a protein made by cancer cells that is thought to block chemotherapy-induced apoptosis (cell death). By reducing the amount of Bcl-2 in cancer cells, Genasense may enhance the effectiveness of current treatments for advanced melanoma.

About Melanoma

        Advanced or malignant melanoma is the most deadly form of skin cancer. The incidence of this disease is increasing by approximately 4% annually in the U.S. In 2004, the American Cancer Society estimates more than 55,000 cases of malignant melanoma will have been diagnosed. Melanoma is the number one cause of cancer death in women aged 25 to 29.

About Genta

        Genta Incorporated is a biopharmaceutical company with a diversified product portfolio that is focused on delivering innovative products for the treatment of patients with cancer. The Company's research platform is anchored by two major programs that center on RNA and DNA-based Medicines and Small Molecules. Genasense™ (oblimersen sodium), the Company's lead compound from its RNA-DNA Medicines program, is being developed with Aventis and is currently undergoing late-stage, Phase 3 clinical testing. The leading drug in Genta's Small Molecule program is Ganite™ (gallium nitrate injection), which the Company is exclusively marketing in the U.S. for treatment of patients with cancer-related hypercalcemia that is resistant to hydration. For more information about Genta, please visit our website at: www.genta.com.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

For Genta:

        This press release and the conference call to follow contain forward-looking statements with respect to business conducted by Genta Incorporated. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially. For a discussion of those risks and uncertainties, please see the Company's Annual Report/Form 10-K for 2002.

For Aventis:

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Commission des Opérations de Bourse" in France, recently renamed "Autorité des marchés financiers".

Genta contacts:

Joy Schmitt
Genta Corporate Communications
Tel: +1 908 286 6449
 Schmitt@genta.com

Tara Spiess
Genta Investor Relations
Tel: +1 908 286 3190
 Spiess@genta.com